HUNTER TAUBMAN WEISS LLP

New York ■ Washington, DC ■ Miami

April 24,  2015

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE, Mail Stop 4546
Washington, DC 20549

Attention:  Gregory Dundas
Attorney-Advisor

Re:          One Horizon Group,  Inc.
                Registration Statement on Form S-1
Filed February 5, 2015
File No. 333-201900

Dear Mr. Dundas:

This letter is provided in response to your letter dated March 3, 2015 regarding the above-referenced filing of One Horizon Group, Inc. (the “Company”).  The Company’s responses are set forth below to the items noted by the staff in your letter.  Please note that for the convenience of the reader, the words “we”, “us”, “our” and similar terms used in the responses below refer to the Company.

General
1.	We refer you to the financial statement updating requirements in Rule 8-08 of Regulation S-X.

Response: Pursuant to your comment, we have included the financial statements for the fiscal years ended December 31, 2014 and 2013.

2.
We note that the Performance Warrants have not been issued and are not issuable until December 2016. Since they are not issuable for over a year, it is premature to register the underlying shares for resale at this time. Please delete the shares underlying the Performance Warrants from the registration statement.

Response: According to Section 3.18 Performance Warrants of Securities Purchase Agreement dated December 22, 2014 between us and the investor in December 2014 Private Placement, performance warrants to purchase a maximum of 450,000 shares of Common Stock were issued at the closing of December 2014 Offering. However, performance warrants should vest and become exercisable based on our annual reported subscriber number at the twenty-four (24) month anniversary of the Closing Date, as reported in the our annual report on Form 10-K for the years ended December 31, 2016 and 2015 ( the “Form 10-K”), provided that we do not achieve fifteen (15) million subscribers at that time.  Pursuant to your comment, we have reviewed our disclosure of Performance Warrants and revised it to reflect the fact that the Performance Warrants have been issued in the registration fee table as follows:

130 West 42nd Street, Tenth Floor ■ New York, NY 10036 ■ t: (917) 512-0827 ■ f: 212.202.6380 ■ www.htwlaw.com

HUNTER TAUBMAN WEISS LLP

New York ■ Washington, DC ■ Miami

 CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be Registered (1)		Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price	Amount of registration fee

Common Stock underlying Class C Warrants	404,445	(3)	$1.42	$574,311.9	$66.74

Common Stock underlying Class D Warrants	404,445	(4)	1.42	574,311.9	66.74

Common Stock underlying Placement Agent Warrants	62,222	(5)	1.42	88,355.24	10.27

Common Stock underlying Performance Warrants	450,000	(6)	1.42	639,000.00	74.19

Common Stock	2,093,723	(7)	1.42	2,973,086.66	345.47
Common Stock	2,822,764	(8)	1.80	5,080,975.20	590.41
Total	6,237,599			$9,930,040.90	$1153.82(9)

(1)
Pursuant to Rule 416 under the Securities Act of 1933, this registration statement includes an indeterminate number of additional shares as may be issuable as a result of stock splits or stock dividends which occur during this continuous offering.

(2)
Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended based upon the average of the bid and asked price of the Registrant's common stock as quoted on the Nasdaq Capital Market of $1.42 on February 3, 2015 for the shares included in the original report and $1.80 on April 16, 2015 for additional shares added in the Amendment No.1 to the original report.

(3)
Represents shares of common stock underlying Class C Warrants at an exercise price of $3.00 per share that the Company issued to an investor and the placement agent pursuant to the financing they closed on December 22, 2014 (the “Class C Warrant(s)”).

(4)
Represents shares of common stock underlying Class D Warrants at an exercise price of $3.50 per share that the Company issued to an investor and the placement agent pursuant to the financing they closed on December 22, 2014 (the “Class D Warrant(s)”).

(5)
Represents shares of common stock underlying Placement Agent Warrants at an exercise price of $2.25 per share that the Company issued to the placement agent pursuant to the financing they closed on December 22, 2014 (the “Placement Agent Warrant(s)”).

(6)
Represents maximum amount of shares of common stock underlying Performance Warrants where were issued in connection with December 2014 Offering (as defined herein below) and  exercisable based on  the Company’s  annual reported subscriber numbers, twenty four (24) months after December 22, 2014 as reflected in the Company’s  Annual Report on Form 10-K for the year ending December 31, 2016 (the “2016 Form 10-K”) that the Company issued  to an investor pursuant to the financing they closed on December 22, 2014 (the “Performance Warrant(s), together with Class C Warrants, Class D Warrants and Placement Agent Warrants, are referred as “Warrants” herein below).

(7)	Represents amount of shares of Common Stock that the Company issued to investors pursuant to various financings the Company conducted before and after the Share Exchange

(8)
Represents amount of shares of Common Stock that the Company issued to investors in various offerings prior to and after the Share Exchange which the Company agreed to register after the filing of the initial registration statement on Form S-1 on February 5, 2015.

(9)	The Company paid a registration fee of $563.40 in connection with the filing of the initial registration statement on Form S-1 on February 5, 2015.

130 West 42nd Street, Tenth Floor ■ New York, NY 10036 ■ t: (917) 512-0827 ■ f: 212.202.6380 ■ www.htwlaw.com

HUNTER TAUBMAN WEISS LLP

New York ■ Washington, DC ■ Miami

Similar changes have been made on cover page, page 7, 12 and 18.

Prospectus Cover Page
3.
You disclose that you are registering for resale “2,093,723 shares of Common Stock issued to investors pursuant to various financings the Company closed before and after the Share Exchange.” If any of the 2,093,273 shares of common stock are not currently outstanding (such as shares payable as interest or dividends) or are issuable upon conversion of another security (such as the convertible debenture issued in December 2014 or Series A Redeemable Convertible Preferred Stock issued in July 2014), please disclose this fact throughout the prospectus.

Response: All 4,916,487 (including 2,093,723 shares included in the original report and additional 2,822,764 shares added in the Amendment No.1 to the original report) shares of Common Stock issued to investors pursuant to various financings we closed before and after the Share Exchanges are currently outstanding. Pursuant to your comment, we have revised the description on cover page as follows:

 “…
 This prospectus relates to the resale of up to 46,237,599  shares of common stock of One Horizon Group, Inc., a Delaware corporation (the “Company”), $0.0001 par value (the “Common Stock”), including (a) 404,445 shares of Common Stock issuable upon exercise of Class C Warrants; (b) 404,445 shares of Common Stock issuable upon exercise of Class D Warrants; (c) 62,222 shares of Common Stock issuable upon exercise of Placement Agent Warrants: (d) up to 450,000 shares of Common Stock issuable upon exercise of Performance Warrants  issued and to be vested and exercisable  based on  our  annual reported subscriber numbers, twenty four (24) months after December 22, 2014 as reflected in the 2016 Form 10-K, and (e) 4,916,487 shares of Common Stock issued and outstanding to investors pursuant to various financings the Company closed before and after the Share Exchange (defined herein below).  The selling stockholders named herein may sell common stock from time to time in the principal market on which the stock is traded at the prevailing market price, at prices related to such prevailing market price, in negotiated transactions or a combination of such methods of sale. We will not receive any proceeds from the sales by the selling stockholders.
.
…”

Item 7. Selling Stockholders, page 12

4.
The disclosure in this section suggests that all the shares being offered for resale are pursuant to the December 2014 private placement. If this is not the case, please disclose how the selling stockholders received the shares they are offering for resale. In this regard, your disclosure on page 7 suggests there were only one investor in the December 2014 private placement.

Response:  Pursuant to your comment, we have revised footnote 1 of Selling Stockholder Table to clarify how the selling stockholders received the shares they are offering for resale as follows on page 12:
(1)
The Selling Stockholders became our shareholders pursuant to several financings we closed before and after the Share Exchange and/or private transfers between and among certain shareholders. Those financings include (a) an offering of One Horizon UK to 9 investors in April-May 2012 prior to the Share Exchange which results in issuing 1,265,873 shares of Common Stock of the Company, given the effect of the Share Exchange and 1:600 reverse split,  for a total consideration of approximately $3.25 million, ( the “April-May 2012 Offering by One Horizon UK”),  (b) an offering of One Horizon UK to 2 investors in November-December 2012 prior to the Share Exchange which resulted in issuing 389,200 shares of Common Stock of the Company, given the effect of the Share Exchange and the 1:600 reverse split, for a total consideration of $2 million (the “November-December 2012 Offering by One Horizon UK”), (c) February 2013 Offering (as defined herein above) whereby the Company issued an aggregate amount of 806,451 shares of Common Stock and  Class A warrant to purchase 403,225 shares of Common Stock for a total consideration of $6 million, (d) December 2014 Offering (as defined herein above) whereby the Company issued an investor a convertible debenture that is convertible into 1,555,556 shares of Common Stock, Class C and D warrant to purchase 388,889 and 388,889 shares of Common Stock, a performance warrant to purchase up to 450,000 shares of Common Stock for a consideration of $3.5 million. The placement agent in the offering received placement agent warrant, Class C warrant and Class D warrant to purchase 62,222, 15,556 and 15,556 shares of Common Stock, respectively; and a cash fee of $280,000. Among all the Selling Stockholders, Tripoint Global Equities, LLC is retained as the Company’s financial consultant and it was the placement agent in December 2014 Offering and July 2014 Offering; Robert Vogler is an independent director of the Board of the Directors of the Company ,Qingsong Li was appointed the General Manager of Horizon Network Technology Co., Ltd at the end of 2012 and is considered as a significant employee of the Company. Wan Ke is an employee of Horizon Network Technology Co., Ltd.

130 West 42nd Street, Tenth Floor ■ New York, NY 10036 ■ t: (917) 512-0827 ■ f: 212.202.6380 ■ www.htwlaw.com

HUNTER TAUBMAN WEISS LLP

New York ■ Washington, DC ■ Miami

5.
We note your disclosure in footnotes (1), (5), (6) and (7) that the numbers of shares reported in the table are subject to a 19.99% limitation on beneficial ownership of your common stock. Please disclose the number of shares beneficially owned before and after the offering and percentage of shares beneficially owned after the offering without regard to the 19.99% beneficially ownership limitations. You may disclose the ownership limitation in the footnotes to the table. However, state that, even though the holders of the convertible debenture and Warrants may not convert or exercise these securities if they would own more than 19.99% of the then-outstanding common stock, this restriction does not prevent these holders from selling some of their holdings and then receiving additional shares. In this way, the holder could sell more than these limits while never holding more than those limits.

Response:  Pursuant to your comment, we have revised our disclosure in footnote (4) on page 12 as follows:

4)
Consists of (1) 388,889 shares of Common Stock underlying Class C Warrant, (2) 388,889 shares of Common Stock underlying Class D Warrant, , and (3) up to 450,000 shares of Common Stock underlying Performance Warrant issued and exercisable pursuant to December 2014 Private Placement . Da Chao Asset Management (Shanghai) Co., Ltd (“Da Chao”) became our shareholder pursuant to the Private Placement we closed on December 22, 2014 (the “December 2014 Private Placement”). Accordingly, prior to the Offering, Da Chao may own shares of Common Stock underlying the convertible debenture and/or Warrants received in December 2014 Private Placement. However, based upon the terms of both the convertible debenture and Warrants, holders may not convert the convertible debenture and/or exercise the Warrants, if on any date, Da Chao would be deemed to the beneficial owner of more than 19.99%, depending upon their agreement, of the then outstanding shares of our Common Stock. See “Prospectus Summary – Recent Developments - Financing” and “Description of Securities.” Notwithstanding the above, the numbers reported in this table are not subject to a 19.99% limitation on beneficial ownership of our outstanding Common Stock because this 19.99% limitation on beneficial ownership does not prevent Da Chao from selling some of its holdings and then receiving additional shares. In this way, Da Chao could sell more than this restriction without holding more than 19.99% beneficial ownership of our outstanding Common Stock. The person having voting, dispositive or investment powers over  Da Chao is Mr. Wu, Zhan Ming. The address for Da Chao is 1502 15F, Aurora Plaza, 99 Fucheng Road, Shanghai China, 200120

Similar revisions have been made to our disclosure in footnote (5) and (6) on page 13.

Executive Compensation, page 94

6.	Please update your executive compensation disclosure to include fiscal year 2014.

Response:  Pursuant to your comment, we have updated our executive compensation disclosure to include fiscal year 2014 as follows on page 49

The following tables set forth, for each of the last two completed fiscal years of the Company, the total compensation awarded to, earned by or paid to any person who was a principal executive officer during the preceding fiscal year and every other highest compensated executive officers earning more than $100,000 during the last fiscal year (together, the “Named Executive Officers”).

130 West 42nd Street, Tenth Floor ■ New York, NY 10036 ■ t: (917) 512-0827 ■ f: 212.202.6380 ■ www.htwlaw.com

HUNTER TAUBMAN WEISS LLP

New York ■ Washington, DC ■ Miami

 Summary Compensation Table: Executives

Name and Principal Position	Period	Salary ($)	Bonus ($)	Stock Award(s) ($)	Option Awards ($)	Non- Equity Incentive Plan Compensation	Non- Qualified Deferred Compen- sation Earnings ($)	All Other Compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)

Mark White, Former CEO(1)	Year ended 12/31/14	358,750	0	0	0	0	0	0	358,750

	Year ended 12/31/13	676,000	0	0	0	0	0	0	676,000

Brian Collins, CEO (2)	Year ended 12/31/14	615,000	0	0	0	0	0	0	615,000

	Year ended 12/31/13	676,000	0	0	0	0	0	0	676,000

Martin Ward, CFO(3)	Year ended 12/31/14	292,330	0	0	0	0	0	0	292,330

	Year ended 12/31/13	311,000	0	0	0	0	0	0	311,000

____________

(1)
Mr. White was appointed our chief executive officer effective November 30, 2012 and resigned on July 24, 2014 due to personal reasons. Mr. White was paid in Swiss Francs, with a conversion rates of CHF 1.00 = $1.12, which rate represents the average exchange rate for that period, as represented by http://www.oanda.com/currency/historical-rates/.

(2)
Mr. Collins was appointed our chief executive officer effective July 28, 2014 and our chief technology officer effective November 30, 2012. For the period ended December 31, 2013, Mr. Collins was paid in Swiss Francs, with a conversion rate of CHF 1.00 = $1.12, which rate represents the average exchange rate for that period, as represented by http://www.oanda.com/currency/historical-rates/.

130 West 42nd Street, Tenth Floor ■ New York, NY 10036 ■ t: (917) 512-0827 ■ f: 212.202.6380 ■ www.htwlaw.com

HUNTER TAUBMAN WEISS LLP

New York ■ Washington, DC ■ Miami

(3)
Mr. Ward was appointed our chief financial officer effective November 30, 2012. For the period ended December 31, 2013, Mr. Ward was paid in pounds sterling, with conversion rate of £1.00 = $1.56, which rate represents the average exchange rate for that period, as represented by http://www.oanda.com/currency/historical-rates/. For the period ended December 31, 2014, Mr. Ward was paid in British pounds  (GBP 1 = USD 1.5571).

Item 15. Recent Sales of Unregistered Securities, page 101

7.	Please provide the information required by Item 701 of Regulation S-K rather than referring to disclosure in your periodic and current reports.

Response:  Pursuant to your comment, we have provided information required by Item 701 of Regulation S-K in Item 15 Recent Sales of Unregistered Securities on page 54 as follows:

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES*

On November 30, 2012, we (previously, ICE Corp.) and One Horizon UK, a United Kingdom-based company, consummated the Share Exchange, pursuant to which ICE Corp. will acquire all of the issued and outstanding shares of One Horizon UK in exchange for 29,755,794 shares of our Common Stock.  We also issued options to purchase an aggregate 360,221 shares of the Company’s common stock to holders of One Horizon UK options in exchange for such options,  and created a pool of an additional 1,868,160 shares of the Company’s Common Stock reserved for the issuance of such shares upon the exercise of options and warrants that One Horizon UK has agreed to issue in the future to certain employees. On the date of closing, more than 98.9% of One Horizon UK shareholders’ offers of exchange had been received. Following the closing, additional One Horizon UK shareholders have offered their shares for exchange, and as of April 29, 2013, we owned approximately 99% of the outstanding shares of One Horizon UK. In the issuance above, no general solicitation was used and the transactions were negotiated directly with our existing shareholders. The securities were issued in reliance upon the exemption from registration afforded by Regulation S and Section 4(a)(2) of the Securities Act of 1933, as amended, which exempts transactions by an issuer not involving any public offering. In support thereof, the recipients of the common stock made certain written representations, acknowledged that the securities constituted restricted securities, and consented to a restrictive legend on the certificates to be issued.

In April-May 2012, One Horizon UK offered to 9investors 1,265,873 shares of Common Stock of the Company, given the effect of the Share Exchange and 1:600 reverse split, for a total consideration of approximately $3.25 million (the “April 2012 Offering by One Horizon UK”).

In November-December, 2012,  One Horizon UK offered to 2 investors 389,200 shares of Common Stock of the Company, given the effect of the Share Exchange and the 1:600 reverse split, for a total consideration of $2 million (the “November-December 2012 Offering by One Horizon UK”).

On January 22, 2013, Mr. Mark White, our former Chief Executive Officer, and Mr. Brian Collins, our current Chief Executive Officer and Chief Technology Officer, each made a one year loan to us of $250,000, each of which bears interest at a rate of .21% per annum, prepayable at our option at any time following issuance in cash or in shares of Common Stock at the rate of $5.16 per share.  In exchange, we issued to each of Messrs. White and Collins a convertible promissory note, in the initial principal amount of each loan which is convertible into 48,650 shares of Common Stock to each loaner. The Convertible Notes, together with any shares of Common Stock issuable by the registrant upon the payment thereof, were issued in reliance upon the exemption from registration afforded by Regulation S and on Section 4(a)(2) of the Securities Act of 1933, as amended, which exempts transactions by an issuer not involving any public offering.

130 West 42nd Street, Tenth Floor ■ New York, NY 10036 ■ t: (917) 512-0827 ■ f: 212.202.6380 ■ www.htwlaw.com

HUNTER TAUBMAN WEISS LLP

New York ■ Washington, DC ■ Miami

In February 2013, we closed a Reg. S offering whereby we issued an aggregate of 806,451 shares of our common stock and a three-year warrant to purchase 403,225 shares of our Common stock at an exercise price of $7.44 per share for a total consideration of $6,000,000 ( the “February 2013 Offering”). In August 2013, we amended the offering with the investor in the offering whereby we reduced the exercise price of the warrant from $7.44 per share to $5.94 per share.

In April 2013 we entered into an advisory agreement with Tripoint to provide business and corporate development services to us pursuant to which we issued  62,452 shares of Common Stock to Tripoint.

In May 2013, we signed an amendment to our agreement with an investor relations firm, pursuant to which we issued the firm a warrant to purchase up to 62,543 shares of the Company’s Common Stock, subject to vesting, at an exercise price of $7.2 per share, with 12,509 shares vesting on each of May 1, 2013, October 15, 2013, January 15, 2014 and April 14, 2014. Exercise of the warrants is also subject to certain performance metrics set forth in the warrant. The warrant is exercisable for five years.
During six months ended June 30, 2013, we issued  a total of 5,000 shares of common stock to an individual as compensation for certain business development and related services that were performed from November 1, 2012 to April 30, 2013 pursuant to an agreement.

Each of the issuances of our equity securities described above was made in reliance on the exemption from registration under the Securities Act of 1933, or the Securities Act, set forth in Section 4(a)(2) of the Securities Act, as a transaction not constituting a public offering of securities because the securities were issued privately without general solicitation or advertising.  No selling commissions were paid in connection with the sale of securities described above.

In July 2013, we issued 33,333 shares of common stock as compensation for certain business services.  The issuance was made in reliance on the exemption from registration provided by Regulation S of the Securities Act of 1933, as amended, as an offshore transaction involving only a non-U.S. offeree/purchaser. No placement agent was utilized in connection with the offer and sale of these shares.

In July 2014, we issued 75,000 shares of  Common Stock to Tripoint pursuant to an advisory agreement dated July 1, 2014 between us and Tripoint. The issuance was made in reliance on the exemption from registration as set forth in Section 4(a)(2) of the Securities Act.

In July 2014, we also closed a private placement of $1,000,000  for a total of 10 units at a purchase price of $100,000 per Unit, each consisting of, (i) 17,094 shares of the Company’s Series A Redeemable Convertible Preferred Stock, par value $0.0001 per share, initially convertible into 17,094 shares of the Company’s common stock, par value $0.0001 per share, and (ii) 10,000 Class B Warrants, each exercisable to purchase 1 share of Common Stock at an exercise price of $4.00 per share (the “July 2014 Offering”). The July 2014 Offering was completed in reliance upon the exemption from securities registration afforded by Regulation S. In connection with July 2014 Offering, we issued 25,000 shares of Common Stock to Tripoint, the exclusive placement agent, as compensation shares.

On December 22, 2014, we closed a private placement of $3,500,000 in reliance upon the exemption from securities registration afforded by Regulation S (the “December 2014 Offering”). In connection with the December 2014 Offering, we issued to an investor a convertible debenture that is convertible into 1,555,556 shares of Common Stock, Class C warrant to purchase 388,889 shares of Common Stock and Class D warrant to purchase 388,889 shares of Common Stock. Furthermore, the investor is eligible to receive additional consideration in the form of a performance warrant to purchase certain amount of shares of Common Stock based on our annual reported subscriber numbers, twenty four (24) months after the Closing, as is reflected in our Annual Report on Form 10-K for the year ending December 31, 2016 (the “Form 10-K”), if we fail to achieve 15.0 million subscribers at that time. In addition, Tripoint, the placement agent in the Offering received placement agent warrant, Class C warrant and Class D warrant to purchase 62,222, 15,556 and 15,556 shares of Common Stock, respectively; and a cash fee of $280,000.

On September 11, 2014, we entered into two mutual release agreement with each of two creditors of One Horizon Group Plc pursuant to which we issued a total of 123,000 shares of Common Stock to those two creditors in exchange of their agreements to waive their outstanding loans in a total amount of $276,750. The issuance was made in reliance on the exemption from registration as set forth in Section 4(a)(2) of the Securities Act.

130 West 42nd Street, Tenth Floor ■ New York, NY 10036 ■ t: (917) 512-0827 ■ f: 212.202.6380 ■ www.htwlaw.com

HUNTER TAUBMAN WEISS LLP

New York ■ Washington, DC ■ Miami

 *All share amounts and prices described herein above are adjusted to reflect  a reverse split of 1-for-600 that went effective on August 29, 2013

We understand that you may have additional comments and thank you for your attention to this matter.

Very truly yours,

                                                                                                       /s/ Louis Taubman
                           Louis Taubman,   Partner
                                                                                                       Hunter Taubman Weiss LLP

cc:  One Horizon Group,  Inc.

130 West 42nd Street, Tenth Floor ■ New York, NY 10036 ■ t: (917) 512-0827 ■ f: 212.202.6380 ■ www.htwlaw.com